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										OMB APPROVAL
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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 1)

				Il Fornaio (America) Corporation
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						451926109
					   (CUSIP Number)

					Eric M. Sippel, Esq.
			Eastbourne Capital Management, L.L.C.
				1101 - Fifth Avenue, Suite 1600
					San Rafael, CA  94901-2916
					(415)  448-1200
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					November 30, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 451926109				13D				Page 2 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Eastbourne Capital Management, L.L.C.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				*
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,391,600
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				*
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,391,600
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,391,600
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	24.1%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON
	IA

CUSIP No. 451926109				13D				Page 3 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Richard Jon Barry
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				*
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,391,600
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				*
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,391,600
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,391,600
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	24.1%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON
	IN

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CUSIP No. 451926109				13D				Page 4 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Black Bear Fund I, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				*
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				597,748
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				*
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						597,748
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	597,748
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	10.4%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON
	PN

CUSIP No. 451926109				13D				Page 5 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Black Bear Offshore Fund Limited
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				*
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				601,000
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				*
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						601,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	601,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	10.4%
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON
	CO

CUSIP No. 451926109				13D				Page 6 of 10 Pages

---------------------------------------------------------------------------

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Il Fornaio (America) Corporation (the "Issuer"). The principal executive office of the Issuer is located at 770 Tamalpais Drive, Suite 400, Corte Madera, CA 94925.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Eastbourne Capital Management, L.L.C. ("Eastbourne"); Richard Jon
Barry ("Barry"); Black Bear Fund I, L.P., a California limited partnership ("Black Bear I"); and Black Bear Offshore Fund Limited, a Cayman Islands
Exempted Company ("Black Bear Offshore") (collectively, the "Filers").

	(b)	The business address of the Filers is 1101 Fifth Avenue, Suite
160, San Rafael, CA  94901-2916.

	(c)	Richard Jon Barry is General Managing Director of Eastbourne.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Richard Jon Barry is a citizen of the United States of America.

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CUSIP No. 451926109				13D				Page 7 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Purchaser		Source of Funds			Amount (US$ Cost)

Black Bear I			WC				$6,440,678
Black Bear Offshore		WC				$5,117,379
Eastbourne				AF(1)			$1,889,577

(1)	Represents funds under management by Eastbourne Capital Management,
L.L.C.


ITEM 4.	PURPOSE OF TRANSACTION.  Investment Purposes

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.


The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on the cover page:


				Purchase				Number		Price
Name				or Sale		Date		of Shares		Per Share

Black Bear Fund I
					P		10-05-99	  14,500		  8.83
					P		11-30-99	  75,000		  5.63
					P		12-31-99	   1,300		  7.00
					P		01-03-00	   1,000		  7.00
					P		01-26-00	   2,000		  7.31
					P		01-31-00	   2,000		  7.56
					P		02-01-00	   7,700		  7.53

CUSIP No. 451926109				13D				Page 8 of 10 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER, continued.

				Purchase				Number		Price
Name				or Sale		Date		of Shares		Per Share

Black Bear Offshore Limited
					P		10-05-99	  10,000		  8.83
					P		10-05-99	     100		  8.68
					P		11-30-99	  68,000		  5.63
					P		12-31-99	   1,300		  7.00
					P		01-26-00	   2,400		  7.31
					P		01-31-00	   2,400		  7.56
					P		02-01-00	   8,900		  7.53


Eastbourne
					P		11-30-99	   7,000		  5.63
					P		12-31-99	     400		  7.00
					P		01-03-99	   1,200		  7.00
					P		01-26-00		600		  7.31
					P		01-31-00		600		  7.56
					P		02-01-00	   2,400		  7.53


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Eastbourne is the general partner of Black Bear I pursuant to a limited partnership agreement providing to Eastbourne the authority, among other things, to invest the funds of Black Bear I in the Stock, to vote and dispose of those securities and to file this statement on behalf of Black Bear I. Pursuant to such limited partnership agreement, Eastbourne is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Eastbourne also acts as an investment adviser to Black Bear Offshore, and pursuant to an investment management agreement with Black Bear Offshore, is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Barry is the Managing General Partner of Eastbourne.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

CUSIP No. 451926109				13D				Page 9 of 10 Pages


SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 4, 2000

SIGNATURES
BLACK BEAR FUND I, L.P.
  By:  Eastbourne Capital Management, L.L.C.
       General Partner

	/s/ Eric M. Sippel
	  Eric M. Sippel
	  Chief Operating Officer


BLACK BEAR OFFSHORE FUND LIMITED
  By:  Eastbourne Capital Management, L.L.C.
       Attorney-in-Fact

	/s/ Eric M. Sippel
	  Eric M. Sippel
	  Chief Operating Officer


EASTBOURNE CAPITAL MANAGEMENT, L.L.C.

	/s/ Eric M. Sippel
	By:	Eric M. Sippel
		Chief Operating Officer


	/s/ Richard J. Barry
		Richard J. Barry

CUSIP No. 451926109				13D				Page 10 of 10 Pages
						EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Il Fornaio (America) Corporation. For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  February 4, 2000

SIGNATURES

BLACK BEAR FUND I, L.P.
  By:  Eastbourne Capital Management, L.L.C.
       General Partner

	  /s/ Eric M. Sippel
	  Eric M. Sippel
	  Chief Operating Officer				/s/ Richard J. Barry
										Richard J. Barry
BLACK BEAR OFFSHORE FUND LIMITED
  By:  Eastbourne Capital Management, L.L.C.
       Attorney-in-Fact

	  /s/ Eric M. Sippel
	  Eric M. Sippel
	  Chief Operating Officer

EASTBOURNE CAPITAL MANAGEMENT, L.L.C.

	/s/ Eric M. Sippel
	By:	Eric M. Sippel
		Chief Operating Officer

ETR\5419\003\1084265.01